Happy City Holdings Ltd

April 14, 2025

VIA EDGAR

Office of Trade and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Happy City Holdings Ltd
Registration Statement on Form F-1
Filed March 17, 2025
File No. 333-285856

Dear Ms. Mara Ransom, Mr. Nasreen Mohammed, and Mr. Adam Phippen:

This letter is being submitted in response to the letter dated April 7, 2025 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) addressed to Happy City Holdings Ltd (the “Company”) and commented on the above-referenced Registration Statement on Form F-1 filed on March 17, 2025. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an Amended Registration Statement on Form F-1 (“Form F-1/A”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1/A.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1/A. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1/A.

Registration Statement on Form F-1 filed March 17, 2025

Capitalization, page 54

1.	We note you do not include cash and cash equivalents in your capitalization table. Tell us your consideration of including the cash and cash equivalents amounts with a double underline to highlight that these amounts are not included in total capitalization.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 54 to include the cash and cash equivalents in our capitalization table. Furthermore, we respectfully advise the Staff that we have not included the cash and cash equivalents amounts in the total capitalization calculation because the total capitalization is constituted by total debt and all types of equity of the Company, and the cash and cash equivalents are neither debt nor equity.

Exhibits

2.	Exhibit 99.9 appears to be the opinion of David Fong & Co., Hong Kong counsel, yet you have indicated in your exhibit index that such opinion should be located at Exhibit 99.1. Revise for clarity.

RESPONSE: We respectfully advise the Staff that the Company has amend the Exhibits list and re-submitted the Opinion of David Fong & Co. as Exhibit 99.1, and the Opinion of China Commercial Law Firm is submitted as Exhibit 99.9 .

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq. and Jason Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal and jye@orllp.legal.

Very truly yours,

/s/ Suk Yee, Kwan
Suk Yee, Kwan
Chief Executive Officer and Director